April 16, 2012

Via Edgar

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:  Lyn Shenk, Branch Chief

Re:         Southwest Airlines Co.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-07259

Dear Mr. Shenk:

On behalf of Southwest Airlines Co. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 2, 2012, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.
We note that you have a pending confidential treatment request for Exhibits 10.1(a) and 10.28 in connection with your Form 10-K filed on February 9, 2012.  Please note that all comments on your confidential treatment request will need to be fully resolved before we complete our review of your Form 10-K.

Response:

The Company acknowledges the Staff’s comment and is currently working with the Staff to resolve the comment received with respect to its pending confidential treatment request.

2.
We note that you refer to certain terms and operating measures commonly used in the airline industry, such as available seat mile (“ASM”), cost per available seat mile (“CASM”), revenue passenger mile (“RPM”), slots, and yield.  Please revise future disclosure to include a clear description of each term and how each measure is calculated and explain why and how the given measures are useful to investors.

Response:

The Company will provide clearer descriptions of these terms and operating measures in future filings. As you note, these terms and operating measures are commonly used in the airline industry.  As such, they are useful to investors because they allow investors to compare the Company’s performance against that of its peers.

Risk Factors, page 23
Any failure of the Company to maintain the security, page 27

3.
We note that you derive a significant percentage of revenues from internet bookings and rely on third party technology and systems for many of your technology initiatives.  We also note that you disclose that customer information is subject to the risk of intrusion, tampering, and theft and that system disruptions could occur.  Please tell us whether you have experienced attacks, disruptions, intrusions, tampering or theft in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures.  Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

The Company has not experienced cyber incidents that are individually, or in the aggregate, material. In addition, the Company is sensitive to the Commission’s guidance that it should not present risks that could apply to any issuer. Nevertheless, the Company recognizes that cyber risks and vulnerabilities continue to evolve and that developing and maintaining adequate security measures may present significant challenges not only for the Company, but also for third parties with which the Company does business. Therefore, the Company’s risk factor provides examples of (i) the significant types of cybersecurity risks that the Company monitors and seeks to address on an ongoing basis, (ii) the aspects of the Company’s operations that give rise to such risks, and (iii) potential consequences to the Company should it not be able to adequately address these risks. In accordance with the Division of Corporation Finance’s Disclosure Guidance Topic No. 2, the Company does not believe additional detail is necessary to provide the proper context for the risk factor disclosures in the Form 10-K.  Of course, the Company will continue to review, on an ongoing basis, the adequacy of its disclosure relating to cybersecurity risks and cyber incidents.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

4.
We note per page 10 of your Business section that you have determined that the Boeing 717 aircraft acquired in the AirTran acquisition does not fit within your long-term overall fleet plans.  Please provide a discussion that expands on management’s plans for these aircraft including expected timeframes and proposed methods of disposal.

Response:

Seventy-eight of the Boeing 717 aircraft are subject to leases between AirTran and a single lessor, Boeing Capital Corporation.  Lease terms for these 717s generally expire between 2018 and 2024.  Two aircraft are subject to leases from another lessor that expire in 2018. The remaining eight aircraft are owned by subsidiaries of AirTran. These factors provide the Company with flexibility in determining how to address the Company’s conclusion that the Boeing 717 aircraft do not fit within the Company’s long-term overall fleet plans. Additional fleet information is included on page 34 of the Form 10-K and in Note 7 to the Consolidated Financial Statements.

Given that most of the 717 fleet is leased from third parties, the Company’s and AirTran’s primary options with respect to these aircraft are to: (1) continue to operate the aircraft until the end of each aircraft’s lease term and then return the aircraft to the applicable lessor, (2) negotiate with the applicable lessor for early return of some or all of the leased aircraft, or (3) sublease some or all of the leased and/or owned aircraft to one or more sublessees.

Because the Company is in the midst of exploring its options, we cannot provide with any certainty a timeframe for disposing of the 717 fleet. As the Company continues to explore its options, we will continue to assess if, when, and in what manner related disclosure should be provided.

Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Income, page 75

5.
We note that ‘other expenses’ comprises over 10% of total operating expenses in fiscal year 2011.  Please tell us and revise the notes to your financial statements to disclose the significant types of expenses that comprise this balance.

Response:

The Company believes that its presentation of “Other operating expenses” complies with the requirements of Rule 5-03(b) of Regulation S-X.  Although the category of “Other operating expenses” in the Company’s Consolidated Statement of Income comprises over 10% of total operating expenses for fiscal year 2011, there were no individual expenses within that caption that exceeded 10% of total operating expenses.  The following items make up the largest components of “Other expenses” in the Company’s Consolidated Statement of Income for 2011:

Charge sales discount expense                                             $398 million
Advertising expense                                                               $237 million
Personnel expenses                                                                 $226 million
Professional fees expense                                                      $124 million
Other                                                                                          $894 million
Total                                                                                        $1,879 million

There were no items in the above category of “Other” that were individually greater than $100 million for 2011.  Since the Company has complied with the requirements of Regulation S-X, we do not believe additional footnote disclosures are necessary or required.  However, in future filings, the Company would add disclosures related to the components of “Other operating expenses” to the extent such amounts are considered material and are not already otherwise disclosed.

Note 1. Summary of Significant Accounting Policies, page 78
Frequent Flyer Programs

6.
Please tell us and revise to disclose how the features of the new Rapid Rewards frequent flyer program impacted estimation of the amount of liability accrued.  With regard to the new Rapid Rewards frequent flyer program, we note that points are redeemable with no blackout dates, awards are no longer automatically issued, and points no longer have expiration dates for Members with points-earning activities within a 24 month period.  Please tell us how these and other changes affected the assumptions used in estimating the total number of points and/or credits expected to be redeemed and what impact your changes in estimates had on the frequent flyer liability.

Response:

Although the Company’s All New Rapid Rewards frequent flyer program contains significant changes for Members in the way that new frequent flyer benefits are earned and redeemed, the transition method used by the Company in moving Members to the new program resulted in no material changes in the Company’s estimation of its existing frequent flyer liabilities as of the March 1, 2011 launch date.

At the launch date for the new program, none of the existing program Member’s balances were “converted” to the new program.  Therefore, all Members began the new program with a point balance of zero, but were (and are) still able to redeem benefits that had been built up through the previous program.  In general, the “runout” of benefits from the Company’s previous program, which has included both redemption of benefits and a spoilage component, has been accompanied by a “buildup” of the liabilities associated with the new program.  As a result of this transition method, the primary estimate the Company has had to make with regard to the new program is the expected future spoilage of points earned.

For frequent flyer benefits in the new program accounted for under the incremental cost method, future spoilage has been estimated based on the Company’s anticipation of the number of points that will never be redeemed.  The Company currently estimates that future spoilage related to these points will be less than the Company’s previous program due to the rules of the new program.  However, due to the recent startup of the new program, the 2011 impact of this expected reduction in spoilage was not material.  In the Form 10-K under “Critical Accounting Policies and Estimates,” the Company disclosed that estimates have been made related to spoilage associated with the new program based on experience in the previous program as well as expectations of Customer behavior given the rules of the new program, and that significant future changes in these estimates could result in significant adjustments.  Given the above facts and circumstances, the Company believes the disclosure in its Form 10-K for fiscal year 2011 complies with applicable disclosure and accounting requirements.  However, the Company will expand its disclosure in future filings under “Summary of Significant Accounting Policies” as requested by the Staff.

7.
We note per page 7 of your Business section under “Implementation of Southwest’s All-New Rapid Rewards Frequent Flyer Program” that unlike the company’s previous program, Members are able to redeem their points for every seat, every day, on every flight, with no blackout dates.  We also note that you continue to use the incremental cost method to account for the new program.  Please tell us what consideration was given to the propriety of using this method in circumstances where program awards are without limitations.

Response:

The Company did give consideration to alternative accounting methodologies when transitioning to its new frequent flyer program.  While there is no specific authoritative guidance on the accounting for these programs, common practices have been included in the AICPA Audit and Accounting Guide. Specifically, Section 3.107 of that guide indicates there may be situations where the use of the incremental cost method may be inappropriate and includes circumstances in which (a) a significant number of paying passengers are displaced by passengers redeeming awards or (b) the value of an individual award is significant compared with the value of the purchase(s) earning the award.

Ultimately, the Company determined that it was appropriate to continue using the incremental cost method to account for points earned from flying. That is, 1) the Company does not expect to incur significant revenue displacement by frequent flyers who are booking award seats that would otherwise be purchased by cash-paying Customers, and 2) the estimated value of frequent flyer awards flown is not expected to be “significant” compared with the purchase required to earn the award.

For item 1) above, from a marketing perspective, the Company has advertised its new frequent flyer program as allowing for redemptions for “every seat, every day, on every flight, with no blackout dates”, which is true.  Historically, no more than 8% of our passengers in a given year fly on frequent flyer awards and the Company’s monthly load factors have typically ranged between 76% and 84% in recent years, including 2011.  We currently anticipate the percentage of travelers flying on frequent flyer awards will not change significantly under our new program.  Accordingly, we believe that we have sufficient excess capacity to accommodate travelers flying on frequent flyer awards without significant displacement of cash paying customers.

Additionally, we believe that our revenue management processes are designed to prevent significant revenue displacement by encouraging award bookings on flights that have more vacant seats. For instance, one feature of the new frequent flyer program is that the number of points required to be redeemed for award travel is directly correlated to the advertised cash fare for that same seat.  Thus, Members are incentivized to book award travel using tickets that have generally lower fare prices.  Through the first 12 months the new program has been in existence, approximately 93% of all award travel booked utilizing points was booked in the Company’s lowest discount fare category, “Wanna Get Away.”  The Company believes the booking of award travel by Members in this discount fare category results in less overall revenue displacement.  This is due to the fact that, generally, 1) fare levels (and required point redemption levels) generally increase as the actual flight date nears or for flights that are historically more popular, which tends to discourage last-minute award bookings or bookings on flights that will be full, and 2) travel awards booked in the discount fare category closer to the flight date typically represent excess seat inventory that would have otherwise been vacant.   We also can manage revenue displacement through the monitoring of the number of discount seats that have been purchased on a particular flight, and as more of those seats are sold (or booked through travel awards), the discount fare category can be closed, thus requiring Customers/Members to purchase a higher fare or use a higher number of points to obtain a seat on a particular flight.  We believe such actions will discourage travel award redemptions on those fuller flights and substantially mitigate any revenue displacement that might otherwise occur.

For item 2) above, concerning the consideration received by the Member (number of points) in relation to the amount the Member has previously spent to earn those points, the Company believes that the value of the award is not significant when compared with the value of the purchases that have to be made in order to obtain the award. On this factor, its new frequent flyer program compares favorably, on average, to its previous program.  Under its previous program, a Member was generally required to fly eight roundtrips in order to earn an award flight, regardless of the amount paid for those “earning” flights.  Under the Company’s new program, the points earned are based on the amount spent by the Member on airfare, and not necessarily based on how many trips are flown.  Depending on the fare category purchased, a multiplier is applied to the fare to determine how many points are earned.  For example, all “Wanna Get Away” fares purchased have a multiplier of 6, and a Member taking a $100 flight purchased in that category would earn 600 points.  When a Member redeems points for an award flight in the “Wanna Get Away” fare category, it takes 60 points to purchase each $1 of fare (such that a Member would be required to redeem 6,000 points in exchange for a similar $100 “Wanna Get Away” fare).  Therefore, for Members that both purchase flights and redeem awards in the same fare category (which is the case for the majority of Members), there is a 10-to-1 ratio for earning versus redemption of points.  This is higher than the 8-to-1 ratio of the Company’s previous frequent flyer program.

As the Company’s new frequent flyer program matures and more data becomes available regarding Member earning and redemption activity, the Company will analyze the data and consider whether further modifications to its accounting and related disclosures are necessary.

Aircraft and engine maintenance, page 80

8.
We note from your disclosure that you modified your engine maintenance contract for your Classic fleet (737-300/500s) during the fourth quarter of 2011 and that this change resulted in the risk-transfer concept no longer being met.  As a result, you now record expense on a time and materials basis when an engine repair event takes place.  Please tell us why you modified your contract, what terms were modified, and why you believe these changes resulted in a change in your conclusion with regard to risk-transfer.  Please also tell us how you account for these payments on your balance sheet prior to the repair event and what impact this change had on your 2011 results and is expected to have on your 2012 results.

Response:

The primary reason for the Company’s modification of its Classic fleet engine maintenance agreement during fourth quarter 2011 was that the contract had originally been written primarily to accommodate a mature fleet in which there is little movement in the number of engines covered (i.e., in which the Company does not add or retire a significant number of 737-300 or 737-500 aircraft to/from its fleet).  However, in recent years, the Company has begun making preparations for the ultimate retirement of its Classic fleet, as the average age of these aircraft was approximately 20-21 years at December 31, 2011, and the average useful lives of these aircraft is expected to be approximately 23 years.  Therefore, in order to plan for the phase-out of the Classic fleet over the next several years, the Company and GE agreed to amend the engine agreement associated with this fleet.

The most significant changes to the previous agreement were that 1) the amended agreement established a maximum number of engine shop visits that would be covered, and 2) although payments to GE are still made based on flight hours incurred, the amended contract established a minimum dollar amount that the Company will pay to GE over the remainder of the contract term, in case the number of actual flight hours were to fall below a minimum threshold.  As a result of these modifications, the Company concluded the amended agreement effectively contains a “true-up” provision, as defined in Section 4.125 of the AICPA Audit and Accounting Guide for Airlines and the risk-transfer concept was no longer achieved.  This is due to the fact that if the Company exceeds the maximum number of shop visits allowed in the amended agreement (as is currently expected), those shop visits would not be covered under the contract and would have to be paid for on a time and materials basis, either through GE or through an alternative third party provider.  Further, if the Company does not incur sufficient flight hours to cover the cost of the maximum shop visits, the Company will have to true-up the costs at termination to the minimum threshold to allow GE to recover its anticipated costs for each maintenance event.

As payments are made to GE based on flight hours incurred, the Company debits a prepaid maintenance account on its balance sheet.  Whenever an engine shop visit occurs, the Company expenses an amount equal to the amount expected to be paid to GE over the remainder of the contract divided by the capped number of shop visits expected to be performed.  If at any point the Company expected to incur fewer shop visits than the established maximum number of covered shop visits, we would prospectively modify the average amount per shop visit incurred/expensed.

For 2011, this contract amendment resulted in a $34 million reduction in maintenance materials and repairs expense based on the number of engine shop visits related to its Classic fleet following the contract modification.  At the current time, the Company expects a moderate decline in the amount of expense to be incurred during 2012 as a result of the amended contract, based on shop visits that are expected to be incurred, than it would have otherwise experienced had the contract not been amended.

****

In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

                                                                                                                                                                                                                                                                               Sincerely,

                                                                                                                                                                                                                                                                                 /s/ Laura Wright
                                                                                                                                                                               Laura Wright
                                                                                                                                                                               Chief Financial Officer

Copy to:                 John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)